

07005244



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 46007

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02·01·2006 (MM/DD/YY) AND ENDING 01·31·2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: d/b/a Tri-Star Financial
Mutual Money Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
5718 Westheimer Suite 950
(No. and Street)

Houston (City) Texas (State) 77057 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debbie Binkley 713·735·9203
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Stephen M. Gonsoulin, Seidel Schroeder + Co LLP
(Name – *if individual, state last, first, middle name*)

304 East Blue Bell Road (Address) Brenham (City) TX (State) 77833 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William T. Payne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tri-Star Financial, as of January 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LARA M. MEEKER
Notary Public, State of Texas
My Commission Expires
November 25, 2007

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL MONEY INVESTMENTS, INC.

d.b.a. Tri-Star Financial

Financial Statements

with

Report of Independent Auditor

January 31, 2007



SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

Mutual Money Investments, Inc.
d.b.a. Tri-Star Financial

We have audited the accompanying balance sheet of Mutual Money Investments, Inc. d.b.a. Tri-Star Financial as of January 31, 2007, and the related statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Money Investments, Inc. d.b.a. Tri-Star Financial as of January 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seidel, Schroeder & Company

March 29, 2007

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

Mutual Money Investments, Inc. d.b.a. Tri-Star Financial
Balance Sheet
January 31, 2007

Assets		
Cash (Note 2)	$	349,910
Deposits with clearing organization and others		182,230
Commissions receivable (Note 1)		31,496
Federal income tax receivable		3,106
Prepaid expenses		18,457
Furniture and equipment (Note 1)		146,343
Other assets		27,851
Total assets	$	759,393
Liabilities		
Commissions payable	$	22,483
Accounts payable		1,269
Accrued and other liabilities		74,298
Notes payable (Note 4)		33,242
Deferred income tax payable (Note 3)		25,657
Total liabilities		156,949
Stockholders' equity (Note 6)		
Preferred stock		131,105
Common stock		547,253
Retained earnings		268,956
Treasury stock		(350,000)
Accumulated other comprehensive income: unrealized gain (loss) on securities		5,130
Total stockholders' equity		602,444
Total liabilities and stockholders' equity	$	759,393

See accompanying notes to financial statements.

Mutual Money Investments, Inc. d.b.a. Tri-Star Financial
Statement of Income
For the Year Ended January 31, 2007

Revenues		
Commissions	$	3,350,817
Interest and other income		47,240
Total revenue		3,398,057
Expenses		
Employee compensation and benefits		2,212,147
Marketing and promotion		633,668
Ticket charges		146,575
Communications		39,525
Occupancy and equipment expense		267,201
Fees and assessments		31,089
Other operating expenses		127,488
Total expenses		3,457,693
Income (loss) before tax		(59,636)
Income tax provision (benefit) (Note 3)		(3,425)
Net income (loss)	$	(56,211)

See accompanying notes to financial statements.

Mutual Money Investments, Inc. d.b.a. Tri-Star Financial
Statement of Comprehensive Income
For the Year Ended January 31, 2007

Net income (loss)	$ (56,211)
Other comprehensive income, net of tax:	
Unrealized gains (losses) on securities:	
Unrealized holding gains (losses) arising during the period, net of applicable deferred income taxes	(2,374)
Other comprehensive income (loss), net of income tax	(2,374)
Total comprehensive income (loss)	$ (58,585)

See accompanying notes to financial statements.

Mutual Money Investments, Inc. d.b.a. Tri-Star Financial
Statement of Changes in Stockholders' Equity
For the Year Ended January 31, 2007

	Common Stock	Preferred Stock	Retained Earnings	Other Comprehensive Income	Treasury Stock
Balance at January 31, 2006	$ 547,253	$ 131,105	$ 325,166	$ 7,504	$ (350,000)
Net income (loss) for current year	-	-	(56,211)	-	-
Change in unrealized gain (loss) on securities	-	-	-	(2,374)	-
Balance at January 31, 2007	$ 547,253	$ 131,105	$ 268,956	$ 5,130	$ (350,000)

See accompanying notes to financial statements.

Mutual Money Investments, Inc. d.b.a. Tri-Star Financial
Statement of Cash Flows
For the Year Ended January 31, 2007

Cash flows from operating activities:		
Net income (loss)	$	(56,211)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		54,909
Deferred income tax benefit		(7,319)
Increase (decrease) in cash due to changes in assets and liabilities:		
Commissions receivable		22,072
Federal income tax receivable		8,771
Prepaid expenses		30,013
Deposits with clearing organizations and others		(139)
Other assets		9,724
Commissions payable		18,159
Accounts payable		(32,899)
Accrued and other liabilities		(31,631)
Total adjustments		71,660
Net cash provided by (used in) operating activities		15,449
Cash flows from investing activities		
Cash payments for equipment		(13,067)
Net cash used by investing activities		(13,067)
Cash flows from financing activities		
Note payments		(3,877)
Net cash used by investing activities		(3,877)
Net increase (decrease) in cash and equivalents		(1,495)
Cash and equivalents, beginning of year		351,405
Cash and equivalents, end of year	$	349,910

See accompanying notes to financial statements.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Notes to Financial Statements
January 31, 2007

1. Basis of presentation and summary of significant accounting policies

Mutual Money Investments, Inc. (MMII) d.b.a. Tri-Star Financial is a fully disclosed broker-dealer engaged in the brokerage of fixed income securities and jumbo certificates of deposit. Fixed income securities brokered are primarily fixed/variable rate mortgage backed securities including collateralized mortgage obligations and securities issued by the Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC.) The Company's customers are located throughout the United States and consist of institutional investors and individuals. During the current year the three largest customers combined accounted for approximately 27% of commission income. The loss of these customers would have a significant impact on operations.

The accompanying financial statements are prepared in accordance with generally accepted accounting principles and with generally accepted accounting practices within the broker dealer industry. The following is a description of the more significant accounting policies.

Revenue and expense recognition

The Company utilizes the accrual basis of accounting. Commission income and expense are recorded on a trade date basis.

Commissions receivable

The Company extends credit to its customers on an unsecured basis consistent with practices in the broker dealer industry. Commissions receivable are due from customers throughout the United States. As of January 31, 2007, commissions receivable due from broker dealers totaled $31,001.

Investment securities

The Company classifies its investment in debt securities as trading securities since they are bought and held principally for the purpose of selling them in the near term. Trading securities are carried at fair value based on market quotations with unrealized gains and losses reported in earnings. Interest income, including amortization of the premium and discount arising at acquisition, is included in earnings.

1. Basis of presentation and summary of significant accounting policies - continued

Investment securities - continued

The Company's marketable equity securities are classified as available-for-sale as prescribed in Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Marketable securities are carried at their aggregate market value with unrealized gain or loss reflected as a separate component of stockholders' equity. Realized gains and losses are recognized in the statement of income using cost determined under the specific identification method. The Company's investment in available-for-sale securities amounted to $7,632 as of January 31, 2007.

Fixed assets

Fixed assets are stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to eight years. The cost of ordinary maintenance and repairs is charged to expense while major replacements are capitalized. Accumulated depreciation totaled $415,582 as of January 31, 2007.

Federal income tax

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The statement requires the use of the asset and liability approach for financial accounting and reporting for income taxes. The provision for income taxes includes federal income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities due to differences in tax versus financial statement depreciation and cash versus accrual accounting for tax and financial reporting purposes.

Statement of cash flows

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash payments for interest totaled $28,818 for the year ended January 31, 2007. No federal income tax deposits were made by the Company during the current year. Fixed assets purchases financed by debt total $37,119.

1. Basis of presentation and summary of significant accounting policies - continued

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash

Cash consists of deposits with the Company's clearing broker and various financial institutions. At January 31, 2007 the Company's deposits with financial institutions exceeded the Federal Deposit Insurance Corporation (FDIC) maximum coverage of $100,000. Deposits with brokers are not FDIC insured.

3. Income taxes

The provision for federal income tax includes the following:

Current	$ 3,894
Deferred	(7,319)
Total	$(3,425)

At January 31, 2007, deferred tax liabilities recognized for taxable temporary differences total $37,513. Deferred tax assets recognized for deductible temporary differences total $11,856. Application of statutory tax rates to pre-tax income differs from the above tax provision primarily due to non-deductible meals and entertainment expenses for tax purposes.

4. Notes Payable

The Company has a note payable to a bank due in monthly installments of $752 including interest at 7.75% through June, 2011. The note is secured by office equipment and the guarantees of two shareholders.

Aggregate maturities of long-term debt over the next five years are as follows for the years ending January 31:

2008	$ 6,615
2009	7,146
2010	7,720
2011	8,340
2012	3,421
Total	$33,242

5. Leases

Future aggregate annual rentals for office space and equipment as of January 31, 2007 under renewable operating leases with initial noncancellable terms in excess of one year are approximately as listed below for the years ending January 31:

2008	$174,009
2009	132,105
2010	116,468
2011	119,354
2012	108,574
Total	$650,510

The Company has the option of renewing the office lease for two consecutive 5 year terms. The Company also has a termination option in January of 2010 subject to the payment of a termination fee. Total lease expense for the year amounted to $213,431.

6. Common and Preferred Stock

Common Stock

Common stock has no par value. As of January 31, 2007 there were 10,000 shares authorized and issued. Of these, 4,258 shares were included in treasury stock at a cost of $250,000 leaving 5,742 shares outstanding.

Preferred Stock

The Company is authorized to issue 10,000 shares of Class A non-voting preferred stock with a par value of $100 per share. Preferred stock shareholders are entitled to receive non-cumulative annual dividends based on the liquidation value of the preferred stock ($100 per share) at a percentage rate equal to the one year Treasury bill rate adjusted annually on the first day of January. There were no dividends paid or declared in the current year. As of January 31, 2007 1,311 shares had been issued. Of these, 1,000 shares were included in treasury stock at a cost of $100,000 leaving 311 shares outstanding with a total par value of $31,100.

The preferred stock is subject to a stock purchase agreement which provides for the redemption of preferred stock beginning in the year ended January 31, 2004 subject to regulatory approval. The agreement requires the Company to redeem up to 10% of the issued and outstanding shares each year until all shares have been redeemed. Such redemption is at the option of the stockholder. No redemptions were made in the current year.

7. Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2007 the Company was in compliance with both requirements.

8. Employee Benefits

Effective May 1, 1997 the Company established a simple 401(k) Profit Sharing Plan which permits participants, meeting certain eligibility requirements, to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. Substantially all employees of the Companies are covered by the plan. The Company may, at its discretion, make matching contributions up to 3% of annual compensation or contribute an amount equal to 2% of annual compensation to the plan. Participants immediately vest in these contributions. During the year ended January 31, 2007 the Company accrued a matching contribution of $36,308.

9. Related Party Transactions

During the current year the Company earned commission income of $35,831 from an affiliated hedge fund and registered investment advisor. The Company owns a limited partnership interest of less than 1% in this affiliate.

10. Inquiry by NASD

The Company has retained legal counsel to respond to an inquiry by NASD regarding the Company's mark up on sixteen bond trades during the year ended January 31, 2006. The Company replied to the inquiry in January of 2006 and has not yet received a response from the NASD. The Company believes its mark ups were reasonable in the circumstances. It is uncertain whether or not the Company will be fined and if so, how much the fine will be. No loss contingency has been recorded in the accompanying financial statements.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule I
January 31, 2007

NET CAPITAL		
Total Stockholders' equity	$	602,444
Deductions		
A. Non-allowable assets		
Other assets		(39,363)
Furniture and equipment, net and rights under leases		(146,343)
B. Commissions receivable		(495)
C. Haircuts on securities		(7,505)
Net Capital	$	408,738
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition		
Commissions payable	$	22,483
Accounts payable		1,269
Accrued and other liabilities		74,298
Federal income tax payable		-
Total aggregate indebtedness	$	98,050
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital	$	308,738
Ratio: Aggregate indebtedness to net capital.		23.99%

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule 1 - (continued)
January 31, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of January 31, 2007)

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	401,420
Audit adjustments		7,318
Net capital calculated above	$	408,738

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule II
January 31, 2007

MMII is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule III
January 31, 2007

MMII is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.



SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

To the Board of Directors
Mutual Money Investments, Inc.
d.b.a Tri-Star Financial

In planning and performing our audit of Mutual Money Investments, Inc. d.b.a. Tri-Star Financial (the Company), as of and for the year ended January 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

END

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seidel, Schroeder & Company

March 29, 2007